UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 22, 2016**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2016, Caterpillar Inc. ("Caterpillar") issued a press release reporting its financial results for the first quarter ended March 31, 2016. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

     (d)   Exhibits:

         The following is furnished as an exhibit to this report:

         99.1   Caterpillar Inc. press release dated April 22, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

April 22, 2016

By: */s/James B. Buda*
James B. Buda
Executive Vice President, Law and Public Policy

EXHIBIT INDEX

Exhibit No.   Description

99.1   Caterpillar Inc. press release dated April 22, 2016.

Exhibit 99.1

Caterpillar Inc.
1Q 2016 Earnings Release

April 22, 2016

FOR IMMEDIATE RELEASE

Caterpillar Reports First-Quarter 2016 Results
Sales and Revenues and Profit Excluding Restructuring Costs About As Expected

($ in billions except profit per share)	First Quarter	
	2015	**2016**
Sales and Revenues	$12.702	$9.461
Profit Per Share	$2.03	$0.46
Profit Per Share (Excluding Restructuring Costs)	$2.07	$0.67

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) today announced first-quarter 2016 sales and revenues of $9.5 billion, down from $12.7 billion in the first quarter of 2015. First-quarter 2016 profit per share of $0.46 was down from a profit of $2.03 per share in the first quarter of 2015. Excluding **restructuring costs**, profit per share was $0.67, compared with $2.07 per share in the first quarter of 2015.

"While first-quarter results were about as we expected, sales and profit were well below the first quarter of 2015. Sales declined across the company with substantial reductions in construction, oil and gas, mining and rail. While many of the industries we serve are challenged, we remain focused on what we can control: the quality of our products, our market position, safety in our facilities and continued restructuring and cost reduction. In fact, our **period costs** and **variable manufacturing costs** in the quarter were nearly $500 million lower than the first quarter of 2015," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman.

2016 Outlook

We have seen recent increases in commodity prices, some signs of improvement in construction equipment in China and better order activity than we expected at bauma, the world's leading trade fair for many of the industries we serve. While we are seeing a few positive signals, other parts of our business remain challenged. As a result, we have lowered the midpoint of the outlook for 2016 sales and revenues about 2 percent.

Sales and revenues in 2016 are expected to be in a range of $40 to $42 billion with a midpoint of $41 billion. The previous outlook was a range of $40 to $44 billion with a midpoint of $42 billion. The decline in the midpoint of the sales and revenues outlook range is a result of several factors that, while not individually large in the context of the outlook, collectively add up to about $1 billion. Those factors include lower transportation sales (rail, marine and the ending of production of on-highway vocational trucks), lower mining sales and weaker **price realization** than previously expected.

The profit outlook at the midpoint of the sales and revenues range is now $3.00 per share, or $3.70 per share excluding restructuring costs. The previous profit outlook was $3.50 per share, or $4.00 per share excluding restructuring costs at the midpoint of the previous sales and revenues outlook. The expected decline in sales and revenues and an increase in expected restructuring costs are the primary reasons for the decline in the profit outlook.

Restructuring costs are now expected to be about $550 million in 2016, up $150 million from the previous outlook. The decision to end production of on-highway vocational trucks is the primary reason for the increase in restructuring costs.

"While many of the industries we serve are challenged today, we're looking ahead and investing for the future. We're investing substantially in R&D, driving forward on our *Lean* journey, continuing implementation of Across the Table with our dealers and accelerating our digital strategy," said Oberhelman.

"Our digital strategy is an exciting investment for the long term. We're hard at work, inside Caterpillar and with our digital partners, developing the data architecture and applications that will make our products smarter and help our customers improve productivity and safety. Our goal is to help customers be more productive, better manage their fleets and make more money with Caterpillar than they could with our competitors. Our approximately 400,000 (and growing) connected assets mean entire fleets and job sites - from machines to tablets to drones - will eventually share data on one common technology platform in the age of smart iron. One thing that I am certain of is that it's times like these when the Caterpillar team demonstrates the innovation and ambition to be the leader in all we do," added Oberhelman.

Highlights

- **First-quarter sales and revenues and profit excluding restructuring costs about as expected**

- **Continued tough market conditions in many of the company's businesses** - Mining, oil and gas, rail and construction in key developing countries

- **Good operational performance continues** - Overall machine market position better in first quarter of 2016 than this point last year; continues to improve in China. Focus remains on quality, safety and cost reduction

- **Outlook lowered** - Midpoint of sales and revenues range lowered about 2 percent

- **Strong balance sheet** - Maintained $0.77 per share dividend (announced April 13, 2016)

- **Significant progress on restructuring actions** - Contributed to substantial cost reduction in first quarter

- **Investment in the future continues** - Focus on accelerated digital technology, R&D, Lean and dealer-focused initiative "Across the Table"

Recast of 2015 Earnings for Change in Accounting Principle

As discussed in the year-end 2015 earnings release, Caterpillar has implemented a change in accounting principle for *pension and OPEB costs*. Under the new accounting principle, we will recognize actuarial gains and losses as a mark-to-market gain or loss when they occur rather than amortizing them to earnings over time. As a result of the accounting change, 2015 earnings have been recast to make results comparable on a year-over-year basis. The accounting change added $0.68 per share to 2015 profit. Profit per share for 2015 has been recast from $3.50 per share to $4.18 per share. Excluding mark-to-market pension and OPEB losses and restructuring costs, profit per share for 2015 has been recast from $4.64 per share to $5.47 per share. First-quarter 2015 profit per share has been recast from $1.81 per share to $2.03 per share. Excluding restructuring costs first-quarter 2015 profit per share has been recast from $1.86 per share to $2.07 per share. More information on the impact of the change in accounting principle can be found on page 14.

Notes:
- **Glossary of terms is included on pages 19-20; first occurrence of terms shown in bold italics.**
- **Information on non-GAAP financial measures is included on page 21.**
- **Caterpillar will conduct a teleconference and live webcast, with a slide presentation, beginning at 10 a.m. Central Time on Friday, April 22, 2016, to discuss its 2016 first-quarter results. The slides accompanying the webcast will be available before the webcast on the Caterpillar website at http://www.caterpillar.com/investors/events-and-presentations.**

About Caterpillar:

For 90 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. Customers turn to Caterpillar to help them develop infrastructure, energy and natural resource assets. With 2015 sales and revenues of $47.011 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company principally operates through its three product segments - Construction Industries, Resource Industries and Energy & Transportation - and also provides financing and related services through its Financial Products segment. For more information, visit caterpillar.com. To connect with us on social media, visit caterpillar.com/social-media.

Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

Forward-Looking Statements

Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global and regional economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulations; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or government investigations; (xxvi) changes in accounting standards; (xxvii) failure or breach of IT security; (xxviii) adverse effects of unexpected events including natural disasters; and (xxix) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 16, 2016 for the year ended December 31, 2015.

CONSOLIDATED RESULTS

Consolidated Sales and Revenues



The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the first quarter of 2015 (at left) and the first quarter of 2016 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Total sales and revenues were $9.461 billion in the first quarter of 2016, compared with $12.702 billion in the first quarter of 2015, a decline of $3.241 billion, or 26 percent. The decrease was primarily due to lower **sales volume.** While sales for both new equipment and aftermarket parts declined in all segments, most of the decrease was for new equipment. The unfavorable impact of price realization and **currency** also contributed to the decline.

Sales declined in all regions. In North America, sales decreased 26 percent due to both lower end-user demand, primarily in **Energy & Transportation**, and the unfavorable impact of changes in dealer inventories, primarily in **Construction Industries**. In **EAME**, sales declined 24 percent, primarily in Africa/Middle East due to weak economic conditions resulting from low oil and other commodity prices. Asia/Pacific sales declined 23 percent, primarily due to lower end-user demand for Energy & Transportation applications and products used in mining. Sales decreased 43 percent in **Latin America,** primarily due to widespread economic weakness across the region. The most significant decreases were in Brazil and Mexico.

Sales decreased in all segments. Energy & Transportation's sales declined 33 percent largely due to lower end-user demand for oil and gas and transportation applications. Construction Industries' sales decreased 19 percent, primarily due to the unfavorable impact of changes in dealer inventories, lower demand from end users and unfavorable price realization. **Resource Industries**' sales declined 26 percent, mostly due to continued low end-user demand. **Financial Products' segment** revenues were down 7 percent, primarily due to lower average **earning assets** and lower average financing rates.

Consolidated Operating Profit



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit (Loss) between the first quarter of 2015 (at left) and the first quarter of 2016 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery, Energy & Transportation other operating (income) expenses*.

Operating profit for the first quarter of 2016 was $494 million, compared with $1.702 billion in the first quarter of 2015. The decrease of $1.208 billion was primarily due to lower sales volume, including an unfavorable mix of products, resulting from continued weak commodity prices globally and economic weakness in developing countries. In addition, price realization and restructuring costs were unfavorable. These items were partially offset by favorable period costs and variable manufacturing costs.

The unfavorable price realization resulted from competitive market conditions and an unfavorable geographic mix of sales. Variable manufacturing costs were favorable, primarily due to improved material costs. Period costs were lower, primarily resulting from substantial restructuring and cost reduction actions and lower short-term incentive compensation expense. The reductions impacted period manufacturing costs and selling, general and administrative expenses (SG&A). Research and development expenses (R&D) were about flat.

Restructuring costs of $161 million in the first quarter of 2016 were primarily related to our decision to discontinue production of on-highway vocational trucks and other restructuring actions across the company. In the first quarter of 2015, restructuring costs were $35 million.

Other Profit/Loss Items

- **Other income/expense** in the first quarter of 2016 was zero, compared with income of $194 million in the first quarter of 2015. The unfavorable change was primarily due to the absence of a gain of $120 million on the sale of the remaining 35 percent interest in our former third-party logistics business. In addition, the net impact from currency translation and hedging gains and losses was unfavorable. There were net losses in the first quarter of 2016, compared to net gains in the first quarter of 2015.

- The **provision for income taxes** in the first quarter reflects an estimated annual tax rate of 25 percent, compared to 29.5 percent for the first quarter of 2015 and 25.5 percent for the full-year 2015 excluding discrete items. The full-year rate for 2015 was lower than the first-quarter 2015 rate, primarily due to changes in the geographic mix of profits from a tax perspective along with the impact of the permanent renewal of the U.S. research and development tax credit in the fourth quarter of 2015.

Global Workforce

Caterpillar worldwide, full-time employment was about 101,400 at the end of the first quarter of 2016, compared with about 113,300 at the end of the first quarter of 2015, a decrease of about 11,900 full-time employees. The flexible workforce decreased by about 3,200 for a total decrease in the global workforce of about 15,100. The decrease was primarily the result of restructuring programs and lower production volumes.

	March 31		
	2016	**2015**	**Increase / (Decrease)**
Full-time employment	101,400	113,300	(11,900)
Flexible workforce	12,900	16,100	(3,200)
Total	114,300	129,400	(15,100)
Geographic summary of change			
U.S. workforce			(8,000)
Non-U.S. workforce			(7,100)
Total			(15,100)

(more)

SEGMENT RESULTS

Segment results for the first quarter of 2015 have been recast. See page 14 for additional details.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
First Quarter 2016										
Construction Industries [1]	$ 4,043	(19)%	$ 2,058	(18)%	$ 231	(52)%	$ 847	(17)%	$ 907	(9)%
Resource Industries [2]	1,449	(26)%	604	(23)%	268	(14)%	262	(43)%	315	(23)%
Energy & Transportation [3]	3,278	(33)%	1,566	(34)%	200	(53)%	982	(21)%	530	(40)%
All Other Segments [4]	38	(47)%	15	(42)%	1	(75)%	9	(63)%	13	(28)%
Corporate Items and Eliminations	(28)		(24)		(1)		(2)		(1)	
Machinery, Energy & Transportation	$ 8,780	(27)%	$ 4,219	(26)%	$ 699	(43)%	$ 2,098	(24)%	$ 1,764	(23)%
Financial Products Segment	$ 743	(7)%	$ 459	2%	$ 87	(19)%	$ 98	(10)%	$ 99	(23)%
Corporate Items and Eliminations	(62)		(34)		(14)		(4)		(10)	
Financial Products Revenues	$ 681	(8)%	$ 425	—%	$ 73	(25)%	$ 94	(10)%	$ 89	(24)%
Consolidated Sales and Revenues	$ 9,461	(26)%	$ 4,644	(24)%	$ 772	(41)%	$ 2,192	(23)%	$ 1,853	(23)%
First Quarter 2015										
Construction Industries [1]	$ 5,014		$ 2,520		$ 480		$ 1,017		$ 997	
Resource Industries [2]	1,971		789		311		462		409	
Energy & Transportation [3]	4,915		2,368		425		1,244		878	
All Other Segments [4]	72		26		4		24		18	
Corporate Items and Eliminations	(11)		(16)		1		1		3	
Machinery, Energy & Transportation	$ 11,961		$ 5,687		$ 1,221		$ 2,748		$ 2,305	
Financial Products Segment	$ 795		$ 451		$ 107		$ 109		$ 128	
Corporate Items and Eliminations	(54)		(28)		(10)		(5)		(11)	
Financial Products Revenues	$ 741		$ 423		$ 97		$ 104		$ 117	
Consolidated Sales and Revenues	$ 12,702		$ 6,110		$ 1,318		$ 2,852		$ 2,422	

[1] Does not include inter-segment sales of $8 million and $23 million in first quarter 2016 and 2015, respectively.
[2] Does not include inter-segment sales of $71 million and $87 million in first quarter 2016 and 2015, respectively.
[3] Does not include inter-segment sales of $632 million and $794 million in first quarter 2016 and 2015, respectively.
[4] Does not include inter-segment sales of $92 million and $103 million in first quarter 2016 and 2015, respectively.

Sales and Revenues by Segment

(Millions of dollars)	First Quarter 2015	Sales Volume	Price Realization	Currency	Other	First Quarter 2016	$ Change	% Change
Construction Industries	$ 5,014	$ (701)	$ (172)	$ (98)	$ —	$ 4,043	$ (971)	(19)%
Resource Industries	1,971	(463)	(38)	(21)	—	1,449	(522)	(26)%
Energy & Transportation	4,915	(1,543)	(24)	(70)	—	3,278	(1,637)	(33)%
All Other Segments	72	(33)	—	(1)	—	38	(34)	(47)%
Corporate Items and Eliminations	(11)	(19)	—	2	—	(28)	(17)	
Machinery, Energy & Transportation	$ 11,961	$ (2,759)	$ (234)	$ (188)	$ —	$ 8,780	$ (3,181)	(27)%
Financial Products Segment	795	—	—	—	(52)	743	(52)	(7)%
Corporate Items and Eliminations	(54)	—	—	—	(8)	(62)	(8)	
Financial Products Revenues	$ 741	$ —	$ —	$ —	$ (60)	$ 681	$ (60)	(8)%
Consolidated Sales and Revenues	$ 12,702	$ (2,759)	$ (234)	$ (188)	$ (60)	$ 9,461	$ (3,241)	(26)%

(more)

Operating Profit (Loss) by Segment

(Millions of dollars)	First Quarter 2016		First Quarter 2015		$ Change		% Change
Construction Industries	$	440	$	745	$	(305)	(41)%
Resource Industries		(96)		96		(192)	(200)%
Energy & Transportation		410		1,024		(614)	(60)%
All Other Segments		(7)		(7)		—	—%
Corporate Items and Eliminations		(357)		(319)		(38)	
Machinery, Energy & Transportation	$	390	$	1,539	$	(1,149)	(75)%
Financial Products Segment		168		227		(59)	(26)%
Corporate Items and Eliminations		(1)		3		(4)	
Financial Products	$	167	$	230	$	(63)	(27)%
Consolidating Adjustments		(63)		(67)		4	
Consolidated Operating Profit (Loss)	$	494	$	1,702	$	(1,208)	(71)%

(more)

CONSTRUCTION INDUSTRIES

(Millions of dollars)

Sales Comparison

	First Quarter 2015	Sales Volume	Price Realization	Currency	First Quarter 2016	$ Change	% Change
Sales Comparison [1]	$5,014	($701)	($172)	($98)	$4,043	($971)	(19)%

Sales by Geographic Region

	First Quarter 2016	First Quarter 2015	$ Change	% Change
North America	$2,058	$2,520	($462)	(18)%
Latin America	231	480	(249)	(52)%
EAME	847	1,017	(170)	(17)%
Asia/Pacific	907	997	(90)	(9)%
Total [1]	$4,043	$5,014	($971)	(19)%

Operating Profit

	First Quarter 2016	First Quarter 2015	$ Change	% Change
Operating Profit	$440	$745	($305)	(41)%

[1] Does not include inter-segment sales of $8 million and $23 million in first quarter 2016 and 2015, respectively.

Construction Industries' sales were $4.043 billion in the first quarter of 2016, a decrease of $971 million, or 19 percent, from the first quarter of 2015. The decrease in sales was due to lower volume, unfavorable price realization and the unfavorable impact of currency. While sales declined for both new equipment and aftermarket parts, substantially all of the decrease was for new equipment.

- Sales volume declined primarily due to the unfavorable impact of changes in dealer inventories. Dealers increased inventories in both the first quarter of 2016 and the first quarter of 2015; however, the increase was greater in the first quarter of 2015. In addition, deliveries to end users were lower.

- The unfavorable impact of currency was due to the strengthening of the U.S. dollar compared to most other currencies.

Sales decreased in all regions.

- In North America, the sales decline was primarily due to dealers increasing inventories more significantly in the first quarter of 2015 than the first quarter of 2016. In addition, although residential and nonresidential construction activity is improving, sales to end users were lower than the first quarter of 2015. We believe declines in construction activity related to oil and gas have resulted in the availability of existing construction equipment for other purposes. Unfavorable price realization resulted from competitive market conditions.

- In Latin America, end-user demand was down across the region, with the most significant declines in Brazil due to depressed economic conditions and in Mexico due to weak construction activity.

- Lower sales in EAME were primarily due to unfavorable price realization and lower end-user demand. Price realization was unfavorable across the region due to competitive market conditions. The decline in end-user demand was most significant in oil-producing economies. In addition, sales declined in South Africa where we believe an uncertain regulatory and political environment contributed to lower end-user demand.

- Sales in Asia/Pacific were down as a result of the unfavorable impact of changes in dealer inventories, which were about flat in the first quarter of 2016 and increased in the first quarter of 2015.

Construction Industries' profit was $440 million in the first quarter of 2016, compared with $745 million in the first quarter of 2015. The decrease in profit was primarily due to lower sales volume, including an unfavorable mix of products and unfavorable price realization resulting from competitive market conditions. The decline was partially offset by favorable costs, primarily due to restructuring and cost reduction actions and lower material costs.

RESOURCE INDUSTRIES

(Millions of dollars)

Sales Comparison

	First Quarter 2015	Sales Volume	Price Realization	Currency	First Quarter 2016	$ Change	% Change
Sales Comparison [1]	$1,971	($463)	($38)	($21)	$1,449	($522)	(26)%

Sales by Geographic Region

	First Quarter 2016	First Quarter 2015	$ Change	% Change
North America	$604	$789	($185)	(23)%
Latin America	268	311	(43)	(14)%
EAME	262	462	(200)	(43)%
Asia/Pacific	315	409	(94)	(23)%
Total [1]	$1,449	$1,971	($522)	(26)%

Operating Profit (Loss)

	First Quarter 2016	First Quarter 2015	$ Change	% Change
Operating Profit (Loss)	($96)	$96	($192)	(200)%

[1] Does not include inter-segment sales of $71 million and $87 million in first quarter 2016 and 2015, respectively.

Resource Industries' sales were $1.449 billion in the first quarter of 2016, a decrease of $522 million, or 26 percent, from the first quarter of 2015. The decline was primarily due to lower sales volume. Sales were lower for both new equipment and aftermarket parts.

The sales decrease was primarily due to lower end-user demand across all regions. In addition, the sales decline in EAME was partially due to the unfavorable impact of changes in dealer inventories, as dealers lowered inventories in the first quarter of 2016, compared to increasing inventories in the first quarter of 2015.

Commodity prices improved from their recent lows, but excess supply remains. It is not clear at this time that the current prices are either sustainable or sufficient to drive increased demand for equipment. Mining customers continued to focus on improving productivity in existing mines and reducing their total capital expenditures, as they have for several years. As a result, sales and new orders in Resource Industries continue to be weak.

Resource Industries incurred a loss of $96 million in the first quarter of 2016, compared with profit of $96 million in the first quarter of 2015. The unfavorable change was due to lower sales volume and negative price realization. This was partially offset by improved period manufacturing and SG&A expenses due to restructuring and cost reduction actions.

ENERGY & TRANSPORTATION

(Millions of dollars)

Sales Comparison

	First Quarter 2015	Sales Volume	Price Realization	Currency	First Quarter 2016	$ Change	% Change
Sales Comparison [1]	$4,915	($1,543)	($24)	($70)	$3,278	($1,637)	(33)%

Sales by Geographic Region

	First Quarter 2016	First Quarter 2015	$ Change	% Change
North America	$1,566	$2,368	($802)	(34)%
Latin America	200	425	(225)	(53)%
EAME	982	1,244	(262)	(21)%
Asia/Pacific	530	878	(348)	(40)%
Total [1]	$3,278	$4,915	($1,637)	(33)%

Operating Profit

	First Quarter 2016	First Quarter 2015	$ Change	% Change
Operating Profit	$410	$1,024	($614)	(60)%

[1] Does not include inter-segment sales of $632 million and $794 million in first quarter 2016 and 2015, respectively.

Energy & Transportation's sales were $3.278 billion in the first quarter of 2016, a decrease of $1.637 billion, or 33 percent, from the first quarter of 2015. The decrease was primarily the result of lower sales volume. Sales decreased in all applications with more than 80 percent of the decline in oil and gas and transportation.

- **Oil and Gas** - Sales continued to decrease in much of the world due to low oil prices. The sales decline was most significant in equipment used for gas compression, well servicing and production, with the most significant impact in North America. The decline in sales of equipment for gas compression was primarily in reciprocating engines.

- **Transportation** - Sales decreased in all geographic regions. The most significant decline was in North America, primarily due to significant weakness in the rail industry. In addition, the first quarter of 2015 benefited from deliveries of locomotives that began production in 2014. In Asia/Pacific, the decrease was due to the absence of a large locomotive sale in the first quarter of 2015 and a decline for equipment used in marine applications.

- **Power Generation** - Sales decreased significantly in Latin America and North America, slightly in EAME and were about flat in Asia/Pacific. The decline is primarily due to weak economic conditions in Latin America and the absence of several large projects in North America.

- **Industrial** - Sales were lower in Asia/Pacific, Latin America and North America and about flat in EAME. The decline in sales was primarily due to lower end-user demand for most industrial applications.

Energy & Transportation's profit was $410 million in the first quarter of 2016, compared with $1.024 billion in the first quarter of 2015. The decline was due to a decrease in sales volume, partially offset by lower costs primarily due to restructuring and cost reduction actions and favorable material costs.

FINANCIAL PRODUCTS SEGMENT

(Millions of dollars)

Sales by Geographic Region

	First Quarter 2016	First Quarter 2015	$ Change	% Change
North America	$459	$451	$8	2 %
Latin America	87	107	(20)	(19)%
EAME	98	109	(11)	(10)%
Asia/Pacific	99	128	(29)	(23)%
Total	$743	$795	($52)	(7)%

Operating Profit

	First Quarter 2016	First Quarter 2015	$ Change	% Change
Operating Profit	$168	$227	($59)	(26)%

Financial Products' revenues were $743 million in the first quarter of 2016, a decrease of $52 million, or 7 percent, from the first quarter of 2015. The decline was primarily due to lower average earning assets and lower average financing rates. Average earning assets were down in Asia/Pacific, Latin America and EAME, partially offset by higher average earning assets in North America. Average financing rates decreased across all regions.

Financial Products' profit was $168 million in the first quarter of 2016, compared with $227 million in the first quarter of 2015. The decrease was primarily due to a $17 million decrease in net yield on average earning assets reflecting geographic mix changes and currency impacts, an $11 million increase in the provision for credit losses at Cat Financial and a $10 million unfavorable impact from lower average earning assets.

At the end of the first quarter of 2016, past dues at Cat Financial were 2.78 percent, compared with 3.08 percent at the end of the first quarter of 2015 and 2.14 percent at the end of 2015. There is some seasonality in past due percentages and it is common to see an increase in the first quarter. Write-offs, net of recoveries, were $31 million for the first quarter of 2016, compared with $12 million for the first quarter of 2015. The increase in write-offs, net of recoveries, was primarily driven by Caterpillar Power Finance and North American portfolios.

As of March 31, 2016, Cat Financial's allowance for credit losses totaled $340 million, or 1.21 percent of net finance receivables, compared with $392 million, or 1.38 percent of net finance receivables at March 31, 2015. The allowance for credit losses at year-end 2015 was $338 million, or 1.22 percent of net finance receivables.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $358 million in the first quarter of 2016, an increase of $42 million from the first quarter of 2015. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates; cost of sales methodology differences as segments use a current cost methodology; and inter-segment eliminations.

The increase in expense from the first quarter of 2015 was primarily due to a $126 million increase in restructuring costs, partially offset by lower stock-based compensation expense and methodology differences.

2016 OUTLOOK

We have seen recent increases in commodity prices, some signs of improvement in construction equipment in China and better order activity than we expected at bauma, the world's leading trade fair for many of the industries we serve. While we are seeing a few positive signals, other parts of our business remain challenged. As a result, we have lowered the midpoint of the outlook for 2016 sales and revenues about 2 percent.

Sales and revenues in 2016 are expected to be in a range of $40 to $42 billion with a midpoint of $41 billion. The previous outlook was a range of $40 to $44 billion with a midpoint of $42 billion. The decline in the midpoint of the sales and revenues outlook range is a result of several factors that, while not individually large in the context of the outlook, collectively add up to about $1 billion. Those factors include lower transportation sales (rail, marine and the ending of production of on-highway vocational trucks), lower mining sales and weaker price realization than previously expected.

The profit outlook at the midpoint of the sales and revenues range is now $3.00 per share, or $3.70 per share excluding restructuring costs. The previous profit outlook was $3.50 per share, or $4.00 per share excluding restructuring costs at the midpoint of the previous sales and revenues outlook. The expected decline in sales and revenues and an increase in expected restructuring costs are the primary reasons for the decline in the profit outlook.

Restructuring costs are now expected to be about $550 million in 2016, up $150 million from the previous outlook. The decision to end production of on-highway vocational trucks is the primary reason for the increase in restructuring costs.

<u>2016 REPORTING CHANGES</u>

We made several reporting changes effective January 1, 2016. Our 2015 financial information has been recast to be consistent with the 2016 presentation.

Pension and OPEB Costs

Effective January 1, 2016, we changed our accounting principle for recognizing actuarial gains and losses and expected returns on assets for our pension and OPEB plans. Gains and losses historically recognized as a component of equity and amortized to earnings in future periods will be recognized in earnings in the period in which they occur. In addition, we changed our policy for recognizing expected returns on plan assets from a market-related value method (based on a three-year smoothing of asset returns) to a fair value method.

Under the new principle, we will immediately recognize actuarial gains and losses as a mark-to-market gain or loss through earnings upon the annual remeasurement in the fourth quarter, or on an interim basis as triggering events warrant remeasurement.

The change in accounting principle has no impact on future pension or OPEB funding or benefits paid to plan participants.

The impact of the change in accounting principle on our 2015 Results of Operations is presented on page 15. Actuarial losses (mark-to-market adjustments) for 2015 are shown separately from the other impacts of the change, which are primarily reversals of actuarial losses that had been amortized to earnings under the prior accounting principle.

Segment Reporting

Effective January 1, 2016, we made the following changes that impacted our segment reporting. These changes were made to reflect changes in organizational accountabilities and refinements to our internal reporting.

- Responsibility for remanufacturing of Cat engines and components and responsibility for on-highway vocational trucks moved from the *All Other segments* to Energy & Transportation.

- Responsibility for forestry and paving products moved from All Other segments to Construction Industries.

- Responsibility for industrial and waste products moved from All Other segments to Resource Industries.

- Internal charges for component manufacturing and logistics services provided by All Other segments to Construction Industries, Resource Industries and Energy & Transportation in excess of cost have been adjusted to approximate actual cost, resulting in a reduction in profit in the All Other segments and corresponding increases in profit in the other three segments.

- Costs that previously had been included in ME&T Corporate Items, primarily for company-wide strategies such as information technology and manufacturing process transformation, have been included in the ME&T segments that benefit from the costs.

The impacts of both the pension and OPEB and segment reporting changes on our 2015 quarterly operating profit are presented on page 16. The pension and OPEB change is reported in ME&T Corporate Items and had no impact on segment results.

Impact of Pension and OPEB Accounting Principle Change on Consolidated Statement of Results of Operations
Twelve Months Ended December 31, 2015
(Unaudited)
(Dollars in millions except per share data)

	Previously Reported	Effect of Accounting Change		Recast
		2015 Actuarial Losses	Other	
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 44,147	$ —	$ —	$ 44,147
Revenues of Financial Products	2,864	—	—	2,864
Total sales and revenues	47,011	—	—	47,011
Operating costs:				
Cost of goods sold	33,742	122	(318)	33,546
Selling, general and administrative expenses	5,199	18	(266)	4,951
Research and development expenses	2,165	39	(85)	2,119
Interest expense of Financial Products	587	—	—	587
Other operating (income) expenses	2,062	—	(39)	2,023
Total operating costs	43,755	179	(708)	43,226
Operating profit	3,256	(179)	708	3,785
Interest expense excluding Financial Products	507	—	—	507
Other income (expense)	106	—	55	161
Consolidated profit before taxes	2,855	(179)	763	3,439
Provision (benefit) for income taxes	742	(66)	240	916
Profit of consolidated companies	2,113	(113)	523	2,523
Equity in profit (loss) of unconsolidated affiliated companies	—	—	—	—
Profit of consolidated and affiliated companies	2,113	(113)	523	2,523
Less: Profit (loss) attributable to noncontrolling interests	11	—	—	11
Profit [1]	$ 2,102	$ (113)	$ 523	$ 2,512
Profit per common share	$ 3.54			$ 4.23
Profit per common share – diluted [2]	$ 3.50			$ 4.18

---

[1] Profit attributable to common stockholders.

[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

2015 Recast Sales and Revenues by Segment

(Millions of dollars)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year 2015	
Construction Industries[1]	$	5,014	$	4,803	$	4,075	$	3,905	$	17,797
Resource Industries[2]		1,971		2,048		1,842		1,878		7,739
Energy & Transportation[3]		4,915		4,708		4,352		4,544		18,519
All Other Segments[4]		72		55		39		37		203
Corporate Items and Eliminations		(11)		(31)		(23)		(46)		(111)
Machinery, Energy & Transportation	$	11,961	$	11,583	$	10,285	$	10,318	$	44,147
Financial Products Segment		795		785		752		746		3,078
Corporate Items and Eliminations		(54)		(51)		(75)		(34)		(214)
Financial Products	$	741	$	734	$	677	$	712	$	2,864
Consolidated Sales and Revenues	$	12,702	$	12,317	$	10,962	$	11,030	$	47,011

[1] Does not include inter-segment sales	$23	$26	$17	$43	$109
[2] Does not include inter-segment sales	87	75	88	82	332
[3] Does not include inter-segment sales	794	766	702	615	2,877
[4] Does not include inter-segment sales	103	100	88	99	390

2015 Recast Operating Profit (Loss) by Segment

(Millions of dollars)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year 2015	
Construction Industries	$	745	$	588	$	354	$	178	$	1,865
Resource Industries		96		27		(42)		(80)		1
Energy & Transportation		1,024		942		683		741		3,390
All Other Segments		(7)		(18)		(11)		(39)		(75)
Corporate Items and Eliminations		(319)		(322)		(182)		(1,088)		(1,911)
Machinery, Energy & Transportation	$	1,539	$	1,217	$	802	$	(288)	$	3,270
Financial Products Segment		227		184		207		191		809
Corporate Items and Eliminations		3		(1)		(22)		(15)		(35)
Financial Products	$	230	$	183	$	185	$	176	$	774
Consolidating Adjustments		(67)		(67)		(62)		(63)		(259)
Consolidated Operating Profit (Loss)	$	1,702	$	1,333	$	925	$	(175)	$	3,785

QUESTIONS AND ANSWERS

Q1:   Your 2015 profit changed from what you reported last year. Can you please explain the change?

A: Effective January 1, 2016, we changed how we account for pension and OPEB costs. Under the new accounting principle, we will recognize actuarial gains and losses as a mark-to-market gain or loss when they occur rather than amortizing them to earnings over time. The presentation of 2015 results has been recast to be consistent with the new method. The change resulted in an increase to 2015 pre-tax profit of $584 million or $0.68 per share. This is an accounting principle change only and has no impact on future pension or OPEB funding or benefits paid to plan participants. Below is the impact on 2015 profit per share.

	First Quarter 2015		Full Year 2015	
	Previously Reported	Recast	Previously Reported	Recast
Profit Per Share	$ 1.81	$ 2.03	$ 3.50	$ 4.18
2015 Actuarial Losses (MTM)				$ 0.19
Restructuring Costs	$ 0.05	$ 0.04	$ 1.14	$ 1.10
Profit Per Share - Excluding Restructuring Costs and MTM	$ 1.86	$ 2.07	$ 4.64	$ 5.47

Q2:   Can you update us on the progress of the restructuring actions announced on September 24, 2015?

A: Since September 30, 2015, our global workforce is down approximately 8,600, which is a combination of restructuring actions and production volume-related actions. Restructuring has resulted in the elimination of approximately 5,300 positions since the September 24 announcement through the first quarter of 2016. We are delivering significant cost reduction as a result of these actions. We continue to contemplate facility consolidations and closures in order to right size our capacity needs. Since the September 24 announcement, we've announced the closure or consolidation of about 15 facilities.

Q3:   What caused the price deterioration in the first quarter, especially in Construction Industries? What do you expect for the balance of the year?

A: We continue to see competitive pressure that started in the last half of 2015 driven by excess industry capacity, unfavorable currency pressure and an overall weak economic environment. We expect the current competitive pressure to continue for the remainder of the year, although it is expected most of the year-over-year weakness will occur in the first half of 2016, as price realization was more negative in the second half of 2015 compared to the first half.

Q4:   Oil prices have improved from the beginning of 2016. How does this affect your thinking about shipments of reciprocating engines and turbines to this important end market for 2016?

A: While oil prices have improved since the beginning of 2016, it is not clear at this time that the current price level is either sustainable or sufficient to drive increased demand for equipment. We monitor a number of factors in addition to oil prices that shape our outlook, including recent order rates, quotation activity, our current backlog, trends in retail statistics and discussions with our customers. Based on all of these factors, we do not see the current oil price driving a turnaround in demand for our products in 2016.

Q5:   Can you discuss changes in dealer inventories in the first quarter of 2016?

A: Dealers generally increase inventories in the first quarter in preparation for the spring selling season. Dealer machine and engine inventories increased about $300 million in the first quarter of 2016, compared with an increase of about $900 million in the first quarter of 2015.

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Q6: Can you comment on your order backlog by segment?

A: At the end of the first quarter of 2016, the order backlog was $13.1 billion, about the same in total and by segment as the end of 2015. Compared to the first quarter of 2015, the order backlog declined about $3.5 billion with decreases in all segments.

Q7: Can you comment on expense related to your 2016 short-term incentive compensation plans?

A: Short-term incentive compensation expense is directly related to financial and operational performance, measured against targets set annually. First-quarter 2016 expense was about $120 million. First-quarter 2015 expense was about $215 million.

 For 2016, our outlook includes short-term incentive compensation expense of about $480 million.

Q8: Can you give us an update on how Cat Financial is performing?

A: Cat Financial's portfolio continues to perform well overall despite ongoing weakness in many key end markets. The first quarter of 2016 past dues were 2.78 percent, compared with 3.08 percent in the first quarter of 2015, with current past dues remaining lower than historical averages for the first quarter. Write-offs in the first quarter of 2016 were $31 million, or 0.47 percent of the average retail portfolio. Although an increase from $12 million in the first quarter of 2015, write-offs were only slightly above historical averages for the first quarter. We believe customer risk exposure is well managed, with broad distribution of portfolio exposure across a global customer base. Cat Financial continues to work closely with its customers to provide financing support for new Caterpillar product purchases and to actively monitor global portfolio health.

Q9: Can you comment on your balance sheet and cash priorities?

A: The ME&T *debt-to-capital ratio* was 37.7 percent, improved from 39.0 percent at the end of 2015. Our cash and liquidity positions remain strong with an enterprise cash balance of $5.886 billion as of March 31, 2016. ME&T operating cash flow for the first quarter of 2016 was $218 million compared with $1.042 billion in the first quarter of 2015. The decline was primarily due to lower profit.

 While our long-term priorities for cash deployment are unchanged, we are very focused on the continuing strength of our balance sheet to maintain our credit rating and the dividend.

GLOSSARY OF TERMS

1. **All Other Segments** - Primarily includes activities such as: the business strategy, product management, development, and manufacturing of filters and fluids, undercarriage, tires and rims, ground engaging tools, fluid transfer products, precision seals and rubber, and sealing and connecting components primarily for Cat products; parts distribution; distribution services responsible for dealer development and administration including a wholly owned dealer in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; digital investments for new customer and dealer solutions that integrate data analytics with state-of-the art digital technologies while transforming the buying experience.

2. **Consolidating Adjustments** - Elimination of transactions between Machinery, Energy & Transportation and Financial Products.

3. **Construction Industries** - A segment primarily responsible for supporting customers using machinery in infrastructure, forestry and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers, forestry and paving products.

4. **Currency** - With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery, Energy & Transportation lines of business only; currency impacts on Financial Products' revenues and operating profit are included in the Financial Products' portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates (hedging) and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results (translation).

5. **Debt-to-Capital Ratio** - A key measure of Machinery, Energy & Transportation's financial strength used by management. The metric is defined as Machinery, Energy & Transportation's short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery, Energy & Transportation's debt and stockholders' equity. Debt also includes Machinery, Energy & Transportation's long-term borrowings from Financial Products.

6. **EAME** - A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** - Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Energy & Transportation** - A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support of turbines and turbine-related services, reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Cat machinery; the remanufacturing of Cat® engines and components and remanufacturing services for other companies; the business strategy, product design, product management and development, manufacturing, remanufacturing, leasing and service of diesel-electric locomotives and components and other rail-related products and services and product support of on-highway vocational trucks for North America.

9. **Financial Products Segment** - Provides financing to customers and dealers for the purchase and lease of Cat and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also

provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

10. **Latin America** - A geographic region including Central and South American countries and Mexico.

11. **Lean Management** - A holistic management system that uses a sequential cadence of principles to drive the highest quality and lowest total cost to achieve customer requirements.

12. **Machinery, Energy & Transportation (ME&T)** - Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other Segments and related corporate items and eliminations.

13. **Machinery, Energy & Transportation Other Operating (Income) Expenses** - Comprised primarily of gains/losses on disposal of long-lived assets, gains/losses on divestitures and legal settlements and accruals. Restructuring costs classified as other operating expenses on the Results of Operations are presented separately on the Operating Profit Comparison.

14. **Pension and other postemployment benefit (OPEB) costs** - Costs for the company's defined benefit pension and postretirement benefit plans.

15. **Period Costs** - Includes period manufacturing costs, selling, general and administrative (SG&A) and research and development (R&D) expenses excluding the impact of currency. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management. SG&A and R&D costs are not linked to the production of goods or services and include marketing, legal and financial services and the development of new and significant improvements in products or processes.

16. **Price Realization** - The impact of net price changes excluding currency and new product introductions. Price realization includes geographic mix of sales, which is the impact of changes in the relative weighting of sales prices between geographic regions.

17. **Resource Industries** - A segment primarily responsible for supporting customers using machinery in mining, quarry, waste, and material handling applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, track and rotary drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, landfill compactors, soil compactors, material handlers, continuous miners, scoops and haulers, hardrock continuous mining systems, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development.

18. **Restructuring Costs** - Primarily costs for employee separation costs, long-lived asset impairments and contract terminations. These costs are included in Other Operating (Income) Expenses. Restructuring costs also include other exit-related costs primarily for accelerated depreciation and equipment relocation (primarily included in Cost of goods sold) and sales discounts and payments to dealers and customers related to discontinued products (included in Sales of ME&T).

19. **Sales Volume** - With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery, Energy & Transportation sales with respect to total sales.

20. **Variable Manufacturing Costs** - Represents volume-adjusted costs excluding the impact of currency. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. The non-GAAP financial measures we use have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or substituted for the related GAAP measure.

Profit Per Share Excluding Restructuring Costs and Mark-to-Market Losses

We incurred significant restructuring costs in 2015 and expect to incur additional restructuring costs in 2016. We believe it is important to separately quantify the profit per share impact of restructuring costs in order for our 2016 results and the 2016 outlook to be meaningful to our readers. We have also provided 2015 profit per share excluding restructuring costs comparable to the 2016 presentation. In addition, we believe it is important to separately quantify the per share impact of the pension and OPEB mark-to-market losses resulting from plan remeasurements for our 2015 results to be meaningful. We have provided recast 2015 results comparable to the 2016 presentation. Reconciliations of profit per share excluding restructuring costs and mark-to-market losses (2015 only) to the most directly comparable GAAP measure, diluted profit per share, are as follows:

| | First Quarter | | 2016 Outlook | |
	2015	2016	Original [1]	Current [2]
Profit (Loss) per share	$2.03	$0.46	$3.50	$3.00
Per share restructuring costs [3]	$0.04	$0.21	$0.50	$0.70
Profit per share excluding restructuring costs	$2.07	$0.67	$4.00	$3.70

| | First Quarter 2015 | | Full Year 2015 | |
	Previously Reported	Recast	Previously Reported	Recast
Profit (Loss) per share	$1.81	2.03	$3.50	$4.18
Per share mark-to-market losses	—	—	—	$0.19
Per share restructuring costs [3]	$0.05	$0.04	$1.14	$1.10
Profit per share excluding restructuring costs and mark-to-market losses	$1.86	$2.07	$4.64	$5.47

[1] 2016 Sales and Revenues Outlook in a range of $40-44 billion (as of January 28, 2016). Profit per share at midpoint.

[2] 2016 Sales and Revenues Outlook in a range of $40-42 billion (as of April 22, 2016). Profit per share at midpoint.

[1-2] 2016 Outlook does not include any impact from mark-to-market gains or losses resulting from pension and OPEB plan remeasurements.

[3] At effective tax rate excluding discrete items

Machinery, Energy & Transportation

Caterpillar defines Machinery, Energy & Transportation as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery, Energy & Transportation information relates to the design, manufacture and marketing of our products. Financial Products' information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 22-28 reconcile Machinery, Energy & Transportation with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
        800-228-7717 (Inside the United States and Canada)
        858-764-9492 (Outside the United States and Canada)
Internet:
        http://www.caterpillar.com/en/investors.html
        http://www.caterpillar.com/en/investors/quarterly-results.html (live broadcast/replays of quarterly conference call)
Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

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Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended March 31,			
	2016		**2015**	
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$	8,780	$	11,961
Revenues of Financial Products		681		741
Total sales and revenues		9,461		12,702
Operating costs:				
Cost of goods sold		6,822		8,760
Selling, general and administrative expenses		1,088		1,249
Research and development expenses		508		524
Interest expense of Financial Products		152		150
Other operating (income) expenses		397		317
Total operating costs		8,967		11,000
Operating profit		494		1,702
Interest expense excluding Financial Products		129		129
Other income (expense)		—		194
Consolidated profit before taxes		365		1,767
Provision (benefit) for income taxes		92		521
Profit of consolidated companies		273		1,246
Equity in profit (loss) of unconsolidated affiliated companies		(1)		2
Profit of consolidated and affiliated companies		272		1,248
Less: Profit (loss) attributable to noncontrolling interests		1		3
Profit [1]	$	271	$	1,245
Profit per common share	$	0.46	$	2.06
Profit per common share — diluted [2]	$	0.46	$	2.03
Weighted-average common shares outstanding (millions)				
– Basic		582.8		604.9
– Diluted [2]		587.7		612.7
Cash dividends declared per common share	$	—	$	—

[1] Profit attributable to common stockholders.

[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

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Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	March 31, 2016	December 31, 2015
Assets		
Current assets:		
Cash and short-term investments	$ 5,886	$ 6,460
Receivables – trade and other	6,856	6,695
Receivables – finance	9,310	8,991
Prepaid expenses and other current assets	1,847	1,662
Inventories	9,849	9,700
Total current assets	33,748	33,508
Property, plant and equipment – net	15,935	16,090
Long-term receivables – trade and other	1,159	1,170
Long-term receivables – finance	13,527	13,651
Investments in unconsolidated affiliated companies	246	246
Noncurrent deferred and refundable income taxes	2,486	2,489
Intangible assets	2,741	2,821
Goodwill	6,710	6,615
Other assets	1,755	1,752
Total assets	$ 78,307	$ 78,342
Liabilities		
Current liabilities:		
Short-term borrowings:		
Machinery, Energy & Transportation	$ 13	$ 9
Financial Products	7,804	6,958
Accounts payable	5,101	5,023
Accrued expenses	3,142	3,116
Accrued wages, salaries and employee benefits	1,158	1,994
Customer advances	1,328	1,146
Dividends Payable	—	448
Other current liabilities	1,593	1,671
Long-term debt due within one year:		
Machinery, Energy & Transportation	568	517
Financial Products	5,508	5,360
Total current liabilities	26,215	26,242
Long-term debt due after one year:		
Machinery, Energy & Transportation	8,914	8,960
Financial Products	15,556	16,209
Liability for postemployment benefits	8,600	8,843
Other liabilities	3,269	3,203
Total liabilities	62,554	63,457
Stockholders' equity		
Common stock	5,247	5,238
Treasury stock	(17,595)	(17,640)
Profit employed in the business	29,517	29,246
Accumulated other comprehensive income (loss)	(1,493)	(2,035)
Noncontrolling interests	77	76
Total stockholders' equity	15,753	14,885
Total liabilities and stockholders' equity	$ 78,307	$ 78,342

(more)

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Three Months Ended March 31,	
	2016	2015
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 272	$ 1,248
Adjustments for non-cash items:		
Depreciation and amortization	740	753
Other	269	(88)
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables – trade and other	14	6
Inventories	(74)	(89)
Accounts payable	211	228
Accrued expenses	33	35
Accrued wages, salaries and employee benefits	(852)	(1,027)
Customer advances	174	25
Other assets – net	(145)	365
Other liabilities – net	(153)	(186)
Net cash provided by (used for) operating activities	489	1,270
Cash flow from investing activities:		
Capital expenditures – excluding equipment leased to others	(357)	(437)
Expenditures for equipment leased to others	(383)	(389)
Proceeds from disposals of leased assets and property, plant and equipment	173	167
Additions to finance receivables	(2,014)	(2,122)
Collections of finance receivables	2,047	2,241
Proceeds from sale of finance receivables	10	43
Investments and acquisitions (net of cash acquired)	(12)	(29)
Proceeds from sale of businesses and investments (net of cash sold)	—	167
Proceeds from sale of securities	49	83
Investments in securities	(62)	(70)
Other – net	(23)	(38)
Net cash provided by (used for) investing activities	(572)	(384)
Cash flow from financing activities:		
Dividends paid	(448)	(424)
Distribution to noncontrolling interests	(1)	(7)
Common stock issued, including treasury shares reissued	(45)	32
Treasury shares purchased	—	(400)
Excess tax benefit from stock-based compensation	1	17
Proceeds from debt issued (original maturities greater than three months)	1,211	1,529
Payments on debt (original maturities greater than three months)	(1,706)	(2,319)
Short-term borrowings – net (original maturities three months or less)	486	950
Net cash provided by (used for) financing activities	(502)	(622)
Effect of exchange rate changes on cash	11	(42)
Increase (decrease) in cash and short-term investments	(574)	222
Cash and short-term investments at beginning of period	6,460	7,341
Cash and short-term investments at end of period	$ 5,886	$ 7,563

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended March 31, 2016
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 8,780	$ 8,780	$ —	$ —
Revenues of Financial Products	681	—	759	(78) [2]
Total sales and revenues	9,461	8,780	759	(78)
Operating costs:				
Cost of goods sold	6,822	6,822	—	—
Selling, general and administrative expenses	1,088	955	139	(6) [3]
Research and development expenses	508	508	—	—
Interest expense of Financial Products	152	—	155	(3) [4]
Other operating (income) expenses	397	105	298	(6) [3]
Total operating costs	8,967	8,390	592	(15)
Operating profit	494	390	167	(63)
Interest expense excluding Financial Products	129	140	—	(11) [4]
Other income (expense)	—	(52)	—	52 [5]
Consolidated profit before taxes	365	198	167	—
Provision (benefit) for income taxes	92	40	52	—
Profit of consolidated companies	273	158	115	—
Equity in profit (loss) of unconsolidated affiliated companies	(1)	(1)	—	—
Equity in profit of Financial Products' subsidiaries	—	114	—	(114) [6]
Profit of consolidated and affiliated companies	272	271	115	(114)
Less: Profit (loss) attributable to noncontrolling interests	1	—	1	—
Profit [7]	$ 271	$ 271	$ 114	$ (114)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.

[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.

[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

[7] Profit attributable to common stockholders.

(more)

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended March 31, 2015
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 11,961	$ 11,961	$ —	$ —
Revenues of Financial Products	741	—	813	(72) [2]
Total sales and revenues	12,702	11,961	813	(72)
Operating costs:				
Cost of goods sold	8,760	8,760	—	—
Selling, general and administrative expenses	1,249	1,114	133	2 [3]
Research and development expenses	524	524	—	—
Interest expense of Financial Products	150	—	151	(1) [4]
Other operating (income) expenses	317	24	299	(6) [3]
Total operating costs	11,000	10,422	583	(5)
Operating profit	1,702	1,539	230	(67)
Interest expense excluding Financial Products	129	139	—	(10) [4]
Other income (expense)	194	138	(1)	57 [5]
Consolidated profit before taxes	1,767	1,538	229	—
Provision (benefit) for income taxes	521	453	68	—
Profit of consolidated companies	1,246	1,085	161	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	159	—	(159) [6]
Profit of consolidated and affiliated companies	1,248	1,246	161	(159)
Less: Profit (loss) attributable to noncontrolling interests	3	1	2	—
Profit [7]	$ 1,245	$ 1,245	$ 159	$ (159)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.

[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.

[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

[7] Profit attributable to common stockholders.

(more)

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Three Months Ended March 31, 2016
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery, Energy & Transportation [1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 272	$ 271	$ 115	$ (114) [2]
Adjustments for non-cash items:				
Depreciation and amortization	740	525	215	—
Undistributed profit of Financial Products	—	(107)	—	107 [3]
Other	269	204	16	49 [4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	14	41	20	(47) [4, 5]
Inventories	(74)	(74)	—	—
Accounts payable	211	288	2	(79) [4]
Accrued expenses	33	34	(1)	—
Accrued wages, salaries and employee benefits	(852)	(831)	(21)	—
Customer advances	174	174	—	—
Other assets – net	(145)	(118)	17	(44) [4]
Other liabilities – net	(153)	(189)	(8)	44 [4]
Net cash provided by (used for) operating activities	489	218	355	(84)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(357)	(356)	(1)	—
Expenditures for equipment leased to others	(383)	(23)	(369)	9 [4]
Proceeds from disposals of leased assets and property, plant and equipment	173	21	159	(7) [4]
Additions to finance receivables	(2,014)	—	(2,662)	648 [5]
Collections of finance receivables	2,047	—	2,849	(802) [5]
Net intercompany purchased receivables	—	—	(229)	229 [5]
Proceeds from sale of finance receivables	10	—	10	—
Net intercompany borrowings	—	(927)	(1,000)	1,927 [6]
Investments and acquisitions (net of cash acquired)	(12)	(12)	—	—
Proceeds from sale of securities	49	4	45	—
Investments in securities	(62)	(5)	(57)	—
Other – net	(23)	(23)	(7)	7 [8]
Net cash provided by (used for) investing activities	(572)	(1,321)	(1,262)	2,011
Cash flow from financing activities:				
Dividends paid	(448)	(448)	(7)	7 [7]
Distribution to noncontrolling interests	(1)	(1)	—	—
Common stock issued, including treasury shares reissued	(45)	(45)	7	(7) [8]
Excess tax benefit from stock-based compensation	1	1	—	—
Net intercompany borrowings	—	1,000	927	(1,927) [6]
Proceeds from debt issued (original maturities greater than three months)	1,211	1	1,210	—
Payments on debt (original maturities greater than three months)	(1,706)	(3)	(1,703)	—
Short-term borrowings – net (original maturities three months or less)	486	4	482	—
Net cash provided by (used for) financing activities	(502)	509	916	(1,927)
Effect of exchange rate changes on cash	11	(2)	13	—
Increase (decrease) in cash and short-term investments	(574)	(596)	22	—
Cash and short-term investments at beginning of period	6,460	5,340	1,120	—
Cash and short-term investments at end of period	$ 5,886	$ 4,744	$ 1,142	$ —

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
7 Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
8 Elimination of change in investment and common stock related to Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Three Months Ended March 31, 2015
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 1,248	$ 1,246	$ 161	$ (159) [2]
Adjustments for non-cash items:				
Depreciation and amortization	753	530	223	—
Undistributed profit of Financial Products	—	(59)	—	59 [3]
Other	(88)	(55)	(87)	54 [4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	6	54	(34)	(14) [4, 5]
Inventories	(89)	(85)	—	(4) [4]
Accounts payable	228	169	43	16 [4]
Accrued expenses	35	26	9	—
Accrued wages, salaries and employee benefits	(1,027)	(1,009)	(18)	—
Customer advances	25	25	—	—
Other assets – net	365	246	36	83 [4]
Other liabilities – net	(186)	(46)	(57)	(83) [4]
Net cash provided by (used for) operating activities	1,270	1,042	276	(48)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(437)	(435)	(2)	—
Expenditures for equipment leased to others	(389)	(42)	(355)	8 [4]
Proceeds from disposals of leased assets and property, plant and equipment	167	6	162	(1) [4]
Additions to finance receivables	(2,122)	—	(2,901)	779 [5, 8]
Collections of finance receivables	2,241	—	2,954	(713) [5]
Net intercompany purchased receivables	—	—	118	(118) [5]
Proceeds from sale of finance receivables	43	—	43	—
Net intercompany borrowings	—	(8)	—	8 [6]
Investments and acquisitions (net of cash acquired)	(29)	(29)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	167	174	—	(7) [8]
Proceeds from sale of securities	83	3	80	—
Investments in securities	(70)	(4)	(66)	—
Other – net	(38)	4	(42)	—
Net cash provided by (used for) investing activities	(384)	(331)	(9)	(44)
Cash flow from financing activities:				
Dividends paid	(424)	(424)	(100)	100 [7]
Distribution to noncontrolling interests	(7)	(7)	—	—
Common stock issued, including treasury shares reissued	32	32	—	—
Treasury shares purchased	(400)	(400)	—	—
Excess tax benefit from stock-based compensation	17	17	—	—
Net intercompany borrowings	—	—	8	(8) [6]
Proceeds from debt issued (original maturities greater than three months)	1,529	2	1,527	—
Payments on debt (original maturities greater than three months)	(2,319)	(6)	(2,313)	—
Short-term borrowings – net (original maturities three months or less)	950	—	950	—
Net cash provided by (used for) financing activities	(622)	(786)	72	92
Effect of exchange rate changes on cash	(42)	(24)	(18)	—
Increase (decrease) in cash and short-term investments	222	(99)	321	—
Cash and short-term investments at beginning of period	7,341	6,317	1,024	—
Cash and short-term investments at end of period	$ 7,563	$ 6,218	$ 1,345	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
[8] Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of businesses and investments